SORL AUTO PARTS, INC.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province 32500
People’s Republic of China

November 20, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D. C. 20549

Attn:	H. Christopher Owings
Assistant Director
Anita Karu
Attorney Advisor

Re:	SORL Auto Parts, Inc. (the “Registrant”)
Registration Statement on Form S-1, as amended
SEC File No. 333-137019

Dear Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 10:00 a.m. on Tuesday, November 21, 2006, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Xiao Ping Zhang Xiao Ping Zhang Chief Executive Officer

cc:	Brian C. Daughney, Esq., via email
David Ficksman, Esq., via email
David He, via email